Exhibit 99.1

QIWI Announces Acquisition of Contact and Rapida

MOSCOW, RUSSIA – May 14, 2015 – QIWI plc (Nasdaq: QIWI, MOEX: QIWI) (“QIWI” or the “Company”) today announced that it has entered into an agreement with Otkritie Financial Group (“Otkritie”) to acquire 100% ownership of the Contact money transfer system and the Rapida payment processing system. Under the terms of the agreement, QIWI will issue 5,593,041 class B shares to Otkritie in exchange for all of the outstanding interests in Contact and Rapida. In addition, in connection with the acquisition, QIWI and Otkritie intend to enter into a cooperation agreement for the introduction of new products and services in the financial services market vertical.

“We are very pleased to announce the acquisition of Contact and Rapida. Money remittance is one of the key market verticals for QIWI, and, with this transaction, we believe that there will be an opportunity to grow our market share and leverage the ecosystem that we have built to date,” said Sergey Solonin, chief executive officer of QIWI. “With this acquisition, not only are we becoming a significant player in the money remittance market, but we are also becoming a strategic partner of one of the largest Russian financial institutions, Otkritie. We view this partnership as mutually beneficial and expect it to contribute to strengthening our position in the financial services market vertical through the introduction of new products and services,” Mr. Solonin continued.

“We attach great importance to our strategic partnership with QIWI,” noted Ruben Aganbegyan, Chairman of Otkritie Holding’s Management Board. “As a result, QIWI will emerge establishing itself as a leader in all money transfer segments. Capitalizing on the competencies and experience of Otkritie and QIWI, our prospective strategic partnership will develop and implement new hi-tech solutions for electronic finance to even better meet our clients’ needs.”

The Company expects that the acquisition of Contact and Rapida will contribute between approximately 15% and 20% in annualized terms to both QIWI’s adjusted net revenue and adjusted net profit in 2015 following closing, which is expected to occur in two instalments by mid-September 2015, and is subject to customary closing conditions, including regulatory approvals.

Conference Call and Audio Webcast

QIWI will host a conference call to discuss the acquisition and its first-quarter 2015 financial results at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13608949. The replay will be available until Thursday, May 21, 2015. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.3 million virtual wallets, over 177,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

About Otkritie Financial Group

Otkritie Financial Group is a full-service financial group offering retail, corporate and institutional clients a wide range of banking, investment and insurance solutions. Otkritie’s total assets exceed RUB 4 trillion. Otkritie’s banking business ranks first among Russian major private banks and fourth among Russian banking groups by assets. The banking business comprises Otkritie FC Bank, Khanty-Mansiysk Otkritie Bank and Petrocommerce Bank (the latter to complete its integration into the Group before the end of 2015). Trust Bank will also join the Group through financial rehabilitation. Otkritie’s banking network includes approximately 700 branches of various formats and 4,000 ATMs across 60 key regions of Russia. Otkritie employs more than 22,000 people serving 4 million individuals and 186,000 legal entities.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding completion of the acquisition of Contact and Rapida and the expected benefits therefrom and QIWI’s relationship with Otkritie. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the failure to obtain necessary regulatory approvals, the satisfaction of other conditions to the closing of the transaction, the possibility that the length of time necessary to consummate this transaction may be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with integrating the businesses of QIWI, Contact and Rapida, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy Head of M&A and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com

3